August 13, 2019

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 I Street, Suite 150
Omaha, NE 68137

       Re: Western Capital Resources, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Response Dated August 9, 2019
           File No. 0-52015

Dear Mr. Quandahl:

        We have reviewed your August 9, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 30, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statement of Cash Flows, page F-5

1. We note your response to comment 1 stating the loss on disposal of $941,367 exceeded deletions of $493,177, net of proceeds, because the disposed assets included in the loss calculation were inclusive of net intangible deletions as noted on page F-16, tenant security deposits, inventory and tenant allowances receivable. We were not able to locate disclosure within the document referring to tenant security deposits or tenant allowances receivable. To help us better understand your response please explain where you disclose the write-offs of tenant security deposits and tenant allowances receivable. In addition, please provide us with your computation of the loss of disposal of $941,367.
 John Quandahl
FirstName LastNameJohn Quandahl
Western Capital Resources, Inc.
Comapany NameWestern Capital Resources, Inc.
August 13, 2019
Page 2
August 13, 2019 Page 2
FirstName LastName
     You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or me, Bill
Thompson, Accounting Branch Chief, at 202-551-3344 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Consumer
Products